UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission File Number 1-10706

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMERICA INCORPORATED PREFERRED SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMERICA INCORPORATED
Comerica Bank Tower
1717 Main Street
MC 6404
Dallas, Texas 75201

Comerica Incorporated Preferred Savings Plan

Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at Year End)
Signature
Exhibit Index
Exhibit 23.1 Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)
* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not applicable and have been omitted.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Comerica Incorporated Preferred Savings Plan
Years Ended December 31, 2011 and 2010
with Report of Independent Registered Public Accounting Firm

Comerica Incorporated Preferred Savings Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

The Audit Committee
Comerica Incorporated

We have audited the accompanying statements of net assets available for benefits of the Comerica Incorporated Preferred Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP

Dallas, Texas
June 15, 2012

Comerica Incorporated Preferred Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Investments in master trust, at fair value	$792,933,113	$—
Investments, at fair value	—	843,106,167

Accrued income receivable	307,513	219,202
Employer allocations receivable	—	3,348,949
Notes receivable from participants	24,578,960	23,497,315
Net assets reflecting investments at fair value	817,819,586	870,171,633

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,294,140)	143,058
Net assets available for benefits	$816,525,446	$870,314,691
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
Additions
Participant contributions	$39,016,340	$39,812,056
Employer contributions and allocations	18,999,632	21,559,370
Dividend and interest income on investments	—	9,817,784
Interest income on notes receivable from participants	1,481,193	1,852,891
Other additions	—	156,600
Total additions	59,497,165	73,198,701

Deductions
Assets transferred to Retirement Account Plan	9,200,295	—
Distributions to participants	52,601,376	59,218,316
Transaction fees and expenses	47,605	20,043
Total deductions	61,849,276	59,238,359

Plan interest in master trust investment income (loss)	(51,437,134)	—
Net appreciation in fair value of investments	—	114,543,714
Net (decrease) increase for the year	(53,789,245)	128,504,056
Net assets available for benefits:
Beginning of year	870,314,691	741,810,635
End of year	$816,525,446	$870,314,691
See accompanying notes.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements
1. Description of the Plan
The Comerica Incorporated Preferred Savings Plan (the Plan) is a 401(k) plan covering all eligible employees of Comerica Incorporated (the Corporation) and certain subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Information about the Plan agreement, participants' investment alternatives and the vesting and benefit provisions is contained in the summary plan description captioned “Comerica Incorporated Preferred Savings 401(k) Plan." Copies of the summary plan description are available on the Internet at www.comericaretirement.com.
Effective January 1, 2011, the Corporation separated the Plan into two components. The Plan retained the traditional 401(k) feature, while the profit sharing feature (DC Feature) was transferred to a new plan, the Comerica Incorporated Retirement Account Plan (the Retirement Account Plan). The Comerica Incorporated Defined Contribution and Preferred Savings Trust (the Master Trust) was created as a master trust to hold the assets of both plans. In connection with the Plan separation, assets totaling $9,200,295 were transferred from the Plan to the Retirement Account Plan in January 2011. Although the Plan was separated into distinct and separate components, there were no substantive changes made to the existing terms of the Plan. The net assets and related changes in net assets of the DC Feature are reflected in the Plan financial statement for all periods prior to separation and are excluded for all periods subsequent to separation.
Although the Corporation has not expressed any intent to do so, the Corporation has the right under the Plan to amend or terminate the Plan at any time. In the event the Plan is terminated, all participants' accounts become fully vested and non-forfeitable.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document and the summary plan description for more complete information.
Eligibility
Employees are generally eligible to participate in the Plan on the first day of the first payroll period commencing on or after the first day of the month coincident with or following six consecutive calendar months of service.
Participant Contributions and Accounts
Participants may make pre-tax contributions to the Plan through payroll deductions, not to exceed the lesser of 50 percent of the participant's annual compensation or the Internal Revenue Service (IRS) allowed maximum ($16,500, plus an additional $5,500 for participants age 50 or over, in 2011 and 2010). Participants direct the investment of their accounts among the investment funds offered by the Plan. Participants may change their investment options at any time. If a participant does not make an investment election upon enrollment, the participant's contributions are initially invested in the Comerica Destination Fund appropriate for the participant's age and can be redirected by the participant at any time at their discretion.
Rollover contributions are also accepted from other tax-qualified plans, providing certain specified conditions are met.
The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Employer Matching Contributions
The Corporation makes a matching contribution on behalf of each participant of 100 percent of the first four percent of qualified earnings contributed by the participant, up to the current IRS compensation limit, invested based on the participant's investment elections. In the absence of a participant's investment election, the funds are are initially invested in the Comerica Destination Fund appropriate for the participant's age. Employer matching contributions are 100% vested at the time they are contributed to a participant's individual account.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Employer Allocations
Under the DC Feature, the Corporation made a discretionary profit sharing allocation in 2010 to the individual account of each eligible participant ranging from three percent to eight percent of annual compensation, determined based on combined age and years of service. The allocations were invested based on employee investment elections. The employee fully vested in the DC Feature account allocations after three years of service.
The allocations receivable balance of $3,348,949 at December 31, 2010 represented the estimated allocation due from the Corporation for the year ended December 31, 2010 and was transferred to the Retirement Account Plan in January 2011.
Dividend Election
Effective September 16, 2008, the Plan discontinued the Corporation's common stock as an investment election available to participants for future contributions or reallocations from other investments. Participants may elect to either reinvest the dividends within the Plan or receive the dividends as cash with their regular pay.
Forfeited Accounts
During 2010, unallocated employer allocations resulting from employee forfeitures related to the DC Feature were retained in the Plan and used to reduce future employer allocations. Unallocated employer allocations were primarily retained in the Stable Value Fund as of December 31, 2010.
The following table presents a summary of changes in unallocated employer allocations during the plan years ended December 31, 2011 and 2010. The forfeited account balance was transferred to the Retirement Account Plan in January 2011.

Balance at January 1, 2010	$375,549
Employee forfeitures during the year	383,744
Reduction of employer allocations	(226,332)
Net appreciation in fair value of investments	195
Dividend income	11,309
Balance at December 31, 2010	$544,465
Net appreciation in fair value of investments	58
Dividend income	929
Transferred to Retirement Account Plan	(545,452)
Balance at December 31, 2011	$—
Participant Loans
Participants generally may borrow from their account balances an amount not to exceed the lesser of $50,000 or 50 percent of their total contributions, matching contribution and rollover contribution account balances. Participants may have only two loans outstanding at any time. Each loan is required to be repaid within five years or less or up to 15 years if the loan is for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest determined at origination (currently one percent above the Prime Rate published in The Wall Street Journal). Principal and interest are paid by the participant through payroll deductions. Participants are charged a fee to initiate each loan as well as a quarterly loan maintenance fee.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Payment of Benefits
Upon separation from service with the Corporation for any reason, a participant whose vested account balance is $5,000 or less may elect to receive either a lump-sum or a rollover distribution. A participant whose vested account balance is greater than $5,000 may elect a distribution or remain in the Plan. Distribution options include a rollover, lump sum distribution or monthly, quarterly or annual installments over a fixed period. Benefits are recorded when paid.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Expenses
Administrative and investment expenses incurred in connection with the operation of the Plan are paid by the Corporation and by revenue sharing with the recordkeeper. Certain participant loan fees and transaction expenses are deducted from loan or distribution proceeds, as applicable, or are charged directly to the participant's account.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and reporting policies of the Plan conform to U.S. generally accepted accounting principles (GAAP). Certain prior year amounts have been reclassified to conform to the current presentation. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fair value measurement applies whenever accounting guidance requires or permits assets or liabilities to be measured at fair value. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as a liquidation or distressed sale) between market participants at the measurement date. Fair value is based on the assumptions market participants would use when pricing an asset or liability. GAAP establishes a three-level fair value hierarchy that prioritizes the information used to develop fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are separately disclosed by level within the fair value hierarchy. For assets recorded at fair value, it is the Plan's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements for those items for which there is an active market.
Investment contracts held by a qualified plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a qualified plan attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions plus earnings at the guaranteed rate, less participant withdrawals and administrative expenses. The Retirement Stable Value Fund and the Stable Value Fund primarily invest in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic GICs. The Statements of Net Assets Available for Benefits present the fair value of investments and the adjustment from fair value to contract value for the stable value funds at December 31, 2011 and 2010. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Securities transactions are recorded on a trade-date basis. Realized gains and losses are reported based on the average cost of securities sold. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses was recorded as of December 31, 2011 and 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Pending Accounting Pronouncements
In May 2011, the Financial Accounting Standards Board issued an amendment to GAAP, which generally aligns the principles of fair value measurements with International Financial Reporting Standards (IFRS). The amendment clarifies the application of existing fair value measurement requirements and expands the disclosure requirements for fair value measurements. The Plan will adopt the amendment in the first quarter 2012. The Plan does not expect the adoption of the amendment to have any effect on the Plan's fair value disclosures, or on the Plan's financial condition and results of operations.
3. Investments in Master Trust
Effective January 1, 2011, the Plan's assets are held in the Master Trust, together with assets of the Retirement Account Plan.
Each participating plan's interest in the investment funds (i.e., separate accounts) of the Master Trust is based on account balances of the participants and their elected investments. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions that can be specifically identified (primarily contributions, benefit payments and plan-specific expenses) and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. At December 31, 2011, the Plan's interest in the net assets of the Master Trust was approximately 99 percent.
The following table presents the fair values of investments in the Master Trust and the Plan's percentage interest in each investment fund of the Master Trust:

	Master Trust	Plan's Ownership Percentage
December 31, 2011
Mutual funds	$369,608,196	99.5%
Collective trust funds	351,661,454	98.3
Comerica Incorporated common stock	79,338,302	100.0
Total investments, at fair value	800,607,952	99.0
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,300,057)	99.5
Total investments, at contract value	$799,307,895	99.0%
Investment income (loss) for the Master Trust was as follows:

Year Ended
December 31, 2011
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(13,450,397)
Collective trust funds	6,208,656
Comerica Incorporated common stock	(52,457,034)
Net depreciation in fair value of investments	(59,698,775)
Dividend and interest income	6,697,561
Dividend income, Comerica Incorporated common stock	1,369,999
Total investment income (loss)	$(51,631,215)

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

4. Fair Value
The Plan utilizes fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Mutual funds, collective trust funds and Comerica Incorporated common stock are recorded at fair value on a recurring basis.
The Plan categorizes assets and liabilities at fair value into a three-level hierarchy, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1	Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3
Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies and key inputs used to measure assets recorded at fair value, including an indication of the level of the fair value hierarchy in which the assets are classified. Transfers of assets between levels of the fair value hierarchy are recognized at the beginning of the reporting period, when applicable.
Mutual funds: Mutual funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. Mutual fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.
Collective trust funds: Collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based primarily on observable inputs, generally the quoted prices for the underlying assets owned by the fund. Collective trust funds are classified in Level 2 of the fair value hierarchy. The underlying investments of the stable value funds consist of cash equivalents, GICs and synthetic GICs. Cash equivalents are money market funds that are valued at cost. The GICs are valued utilizing a discounted cash flow model based on the average spread over a like-duration Treasury available in the market on the valuation date. The fair value of the synthetic GICs is based upon the fair value of the underlying assets at the NAV, as described above. The issuers of GICs guarantee that all qualified participant withdrawals will occur at contract value. The fair value of the issuer guarantees were not significant inputs to the valuation. The Plan classifies the Retirement Stable Value Fund in Level 2 of the fair value hierarchy.
Comerica Incorporated common stock: Fair value measurement of Comerica Incorporated common stock is based upon the closing price reported on the New York Stock Exchange and is classified in Level 1 of the fair value hierarchy.
The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

The following table presents, by level within the fair value hierarchy, the recorded amount of the Plan's assets measured at fair value on a recurring basis. The Plan had no assets classified within Level 3 of the fair value hierarchy at December 31, 2011 and 2010. There were no liabilities measured at fair value at December 31, 2011 and 2010. There were no transfers of assets recorded at fair value into or out of Level 1 and Level 2 fair value measurements during the years ended December 31, 2011 and 2010.

	Total	Level 1	Level 2
December 31, 2011
Mutual funds:
International funds	$63,987,978	$63,987,978	$—
Small cap funds	81,566,765	81,566,765	—
Mid cap funds	71,395,059	71,395,059	—
Large cap funds	62,832,518	62,832,518	—
Balanced fund	24,987,567	24,987,567	—
Bond funds	54,482,555	54,482,555	—
Money market fund	8,532,208	8,532,208	—
Total mutual funds	367,784,650	367,784,650	—

Collective trust funds:
Asset allocation funds	94,026,467	—	94,026,467
Large cap fund	99,644,785	—	99,644,785
Stable value fund	152,138,909	—	152,138,909
Total collective trust funds	345,810,161	—	345,810,161

Comerica Incorporated common stock	79,338,302	79,338,302	—
Total assets recorded at fair value	$792,933,113	$447,122,952	$345,810,161

December 31, 2010
Mutual funds:
International funds	$74,857,970	$74,857,970	$—
Small cap funds	81,542,329	81,542,329	—
Mid cap funds	70,857,138	70,857,138	—
Large cap funds	66,761,603	66,761,603	—
Balanced fund	26,576,846	26,576,846	—
Bond funds	43,684,791	43,684,791	—
Money market fund	6,584,990	6,584,990	—
Total mutual funds	370,865,667	370,865,667	—

Collective trust funds:
Asset allocation funds	89,106,056	—	89,106,056
Large cap fund	99,066,738	—	99,066,738
Stable value fund	145,076,045	—	145,076,045
Total collective trust funds	333,248,839	—	333,248,839

Comerica Incorporated common stock	138,991,661	138,991,661	—
Total assets recorded at fair value	$843,106,167	$509,857,328	$333,248,839

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

5. Investments
The fair value of individual investments that represented 5 percent or more of the Plan's net assets available for benefits at December 31, 2010 was as follows:

December 31, 2010
Comerica Stable Value Fund	$145,076,045
Comerica Incorporated common stock	138,991,661
Comerica S&P 500 Index Fund	99,066,738
William Blair International Growth Fund	43,960,677
During the year ended December 31, 2010, the Plan's investments (including investments bought and sold, as well as held during the year) changed in fair value as follows:

Year Ended
December 31, 2010
Mutual funds	$46,532,096
Collective trust funds	23,343,319
Comerica Incorporated common stock	44,668,299
Net appreciation in fair value of investments	$114,543,714
6. Transactions With Parties-in-Interest
Certain Plan investments are shares of collective trust funds managed by Comerica Bank (the Bank), a subsidiary of the Corporation. The Bank serves as trustee of the Plan. Transactions involving funds administered by the trustee qualify as exempt party-in-interest transactions. Participants direct how their contributions are invested within the Plan.
The Bank provides the Plan with certain accounting and administrative services for which no fees are charged.
On December 31, 2011 and 2010, the Plan held 3,075,128 shares and 3,290,522 shares of Comerica Incorporated common stock, respectively, with fair values of $79,338,302 and $138,991,661, respectively. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from Comerica Incorporated common stock of $1,369,999 and $742,305, respectively.
7. Tax Status
The Plan received a determination letter from the Internal Revenue Service dated December 11, 2007, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Corporation believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. Because the Corporation believes the Plan is qualified and the related trust is tax exempt, the Corporation concluded that there are no uncertain tax positions taken or expected to be taken.

Comerica Incorporated Preferred Savings Plan
Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of total net assets available for benefit and the (decrease) increase in net assets available for benefits per the financial statements to amounts reported on Form 5500 for the years ended December 31, 2011 and 2010.

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$816,525,446	$870,314,691
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,294,140	(143,058)
Net assets per Form 5500	$817,819,586	$870,171,633

(Decrease) increase in net assets per financial statements	$(53,789,245)	$128,504,056
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,437,198	2,380,825
(Decrease) increase in net assets per Form 5500	$(52,352,047)	$130,884,881
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

SUPPLEMENTAL SCHEDULE

Comerica Incorporated Preferred Savings Plan

EIN: #38-1998421	Plan #002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participant loans (a)	Interest rate range: 4.25% to 11.74%, with various maturity dates	24,578,960
(a)    Party-in-interest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Comerica Incorporated Preferred Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Comerica Incorporated Preferred Savings Plan

By: Comerica Bank, Trustee

/s/ Jon W. Bilstrom
Jon W. Bilstrom
Executive Vice President - Governance, Regulatory Relations and Legal Affairs
Dated: June 15, 2012

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP)